

October 26, 2011

Via E-mail
Mr. Timothy N. Tangredi
Chief Executive Officer, President and Chairman
Dais Analytic Corporation
11552 Prosperous Drive
Odessa, FL 33556

>   **Re: Dais Analytic Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 13, 2011**
>   **File No. 333-176894**

Dear Mr. Tangredi:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the acknowledgements provided by the company are acknowledgments associated with reports filed pursuant to the Securities Exchange Act of 1934, as amended. As you filed the registration statement pursuant to the Securities Act of 1933, as amended, please provide us with a written statement from the company, prior to effectiveness of the registration statement, acknowledging the following:

    - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Summary Financial Data, page 9

2. We note your response to comment three of our letter dated October 7, 2011. However, it does not appear as if you have revised the pro-forma EPS information for the six months ended June 30, 2011 and June 30, 2010. Please amend your registration statement so that pro-forma EPS information for all periods presented, including these two periods, reflects only the impact of the anticipated reverse stock split.

Exhibit 5.1

3. Please tell us why counsel refers to the "resale" of the underwriter's warrant rather than the offer and sale of the underwriter's warrant by the company to MDB Capital Group LLC. Please have counsel revise its opinion letter as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
Pete DiChiara
Senior Counsel
Richardson & Patel LLP